                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM ll-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

       For the fiscal year ended ......... March 31, 1995

                              OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from ...........to...........
       Commission file number.................................

       A.  FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
               (Full title of the Plan)

       B.  FMC CORPORATION
           200 East Randolph Drive, Chicago, Illinois 60601
           (Name and Address of Issuer)

SIGNATURES
----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                FMC EMPLOYEES' THRIFT AND
                                STOCK PURCHASE PLAN

                                By W. J. Kirby
                                   --------------------------
                                W. J. Kirby
                                Vice President-Administration
                                FMC Corporation
                                (Plan Administrator)

Dated: October 12, 1995

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FMC Corporation:

We have audited the accompanying statements of financial position of FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of March 31, 1995 and 1994 and the related statements of earnings and changes in plan equity for the years ended March 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMC Employees' Thrift and Stock Purchase Plan as of March 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for the years ended March 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.



KPMG Peat Marwick
Chicago, Illinois
October 10, 1995

                                                      ITEM 9 (a)(2)
                                                      ANNUAL REPORT ON FORM 11-K



                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
                        STATEMENTS OF FINANCIAL POSITION
                        --------------------------------
                                 (IN THOUSANDS)

                                      MARCH 31, 1995                             MARCH 31, 1994
                                      ---------------      ------------------------------------------------------------
                                                           COMBINED               FIXED INCOME
                                                            BALANCE   STOCK FUND      FUND       EQUITY FUND  ESOP FUND
                                                           ---------  ----------  -------------  -----------  ----------
ASSETS
------
INVESTMENTS (NOTES 2, 3 AND 4):

INVESTMENT IN THE FMC CORPORATION
  SALARIED EMPLOYEES' MASTER TRUST          $755,514       $     --    $      --     $     --        $    --    $    --
FMC CORPORATION COMMON STOCK                      --        397,588      360,375                          --     37,213
FIXED RATE INSURANCE CONTRACTS                    --        241,385           --       241,385            --         --
MUTUAL FUNDS                                      --         40,054           --            --        40,054         --
                                            --------       --------     --------      --------       -------    -------
    TOTAL INVESTMENTS                        755,514        679,027      360,375       241,385        40,054     37,213

RECEIVABLES - PARTICIPANT LOANS               31,128         27,641        7,056        20,190           395         --
CASH                                              --          9,885        3,637         5,113           695        440
                                            --------       --------     --------      --------       -------    -------
TOTAL ASSETS                                 786,642        716,553      371,068       266,688        41,144     37,653
                                            ========       ========     ========      ========       =======    =======

LIABILITIES AND PLAN EQUITY
---------------------------

LIABILITIES:
    PAYABLES - (RECEIVABLES)                    (591)           (26)          36          (150)          186        (98)
                                            --------       --------     --------      --------       -------    -------

TOTAL LIABILITIES                               (591)           (26)          36          (150)          186        (98)

PLAN EQUITY                                  787,233        716,579      371,032       266,838        40,958     37,751
                                            --------       --------     --------      --------       -------    -------
TOTAL LIABILITIES AND PLAN EQUITY           $786,642       $716,553     $371,068      $266,688       $41,144    $37,653
                                            ========       ========     ========      ========       =======    =======




SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                    ITEM 9(a)(3)
                                                    ANNUAL REPORT ON FORM 11-K


                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
               STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
               -------------------------------------------------
                                 (IN THOUSANDS)


                                                      YEAR ENDED
                                                    MARCH 31, 1995
                              -----------------------------------------------------------
                                                         FIXED
                              COMBINED      STOCK        INCOME       EQUITY       ESOP
                              BALANCE        FUND         FUND         FUND        FUND
                              --------      -----        -----        ------       ----
INVESTMENT INCOME:

NET INVESTMENT INCOME FROM
  THE FMC CORPORATION
  SALARIED EMPLOYEES'
  MASTER TRUST                $  27,878    $ 19,226     $  4,976     $  3,676    $     --
DIVIDENDS                         1,749          --           --        1,749          --
INTEREST                         14,173         940       13,142           90           1
                              ---------    --------     --------     --------    --------
                                 43,800      20,166       18,118        5,515           1
REALIZED AND UNREALIZED
 GAINS (NOTE 3)                  86,981      77,728           --          597       8,656


CONTRIBUTIONS AND DEPOSITS:
  PARTICIPATING EMPLOYEES        37,567      24,717        7,915        4,935          --
  FMC CORPORATION                16,178      16,178           --           --          --
                              ---------    --------     --------     --------    --------
TOTAL ADDITIONS                 184,526     138,789       26,033       11,047       8,657

EMPLOYEE WITHDRAWALS
  FROM THE PLAN                (113,684)    (60,434)     (41,466)     (10,541)     (1,243)
FUND TRANSFERS                       --     (12,689)      10,174        2,515          --
ESOP TRANSFER TO STOCK               --      45,165           --           --     (45,165)
  (NOTE 1)
EXPENSES                           (188)         --         (188)          --          --
                              ---------    --------     --------     --------    --------
TOTAL DEDUCTIONS               (113,872)    (27,958)     (31,480)      (8,026)    (46,408)
                              ---------    --------     --------     --------    --------

NET INCREASE (DECREASE)          70,654     110,831       (5,447)       3,021     (37,751)
PLAN EQUITY, BEGINNING OF       716,579     371,032      266,838       40,958      37,751
 YEAR                         ---------    --------     --------     --------    --------
PLAN EQUITY, END OF YEAR      $ 787,233    $481,863     $261,391     $ 43,979    $     --
                              =========    ========     ========     ========    ========



                                                      YEAR ENDED
                                                    MARCH 31, 1994
                                -----------------------------------------------------------
                                                           FIXED
                                COMBINED      STOCK        INCOME       EQUITY       ESOP
                                BALANCE        FUND         FUND         FUND        FUND
                                --------      -----        -----        ------       ----
INVESTMENT INCOME:

NET INVESTMENT INCOME FROM
  THE FMC CORPORATION
  SALARIED EMPLOYEES'
  MASTER TRUST                  $     --    $     --     $     --     $    --     $    --
DIVIDENDS                          4,638          --           --       4,638          --
INTEREST                          20,873       1,178       19,608          85           2
                                --------    --------     --------     -------     -------
                                  25,511       1,178       19,608       4,723           2
REALIZED AND UNREALIZED
 GAINS (NOTE 4)                  (11,797)     (8,372)         --       (2,430)       (995)


CONTRIBUTIONS AND DEPOSITS:
  PARTICIPATING EMPLOYEES         40,894      27,040        8,594       5,260          --
  FMC CORPORATION                 18,032      18,032           --          --          --
                                --------    --------     --------     -------     -------
TOTAL ADDITIONS                   72,640      37,878       28,202       7,553        (993)

EMPLOYEE WITHDRAWALS
  FROM THE PLAN                  (57,583)    (27,638)     (24,453)     (2,341)     (3,151)
FUND TRANSFERS                        --      (8,901)       5,466       3,435          --
ESOP TRANSFER TO STOCK                --          --           --          --          --
  (NOTE 1)
EXPENSES                             (63)         --          (63)         --          --
                                --------    --------     --------     -------     -------
TOTAL DEDUCTIONS                 (57,646)    (36,538)     (19,050)      1,094      (3,151)
                                --------    --------     --------     -------     -------

NET INCREASE (DECREASE)           14,994       1,339        9,152       8,647      (4,144)
PLAN EQUITY, BEGINNING OF        701,585     369,693      257,686      32,311      41,895
 YEAR                           --------    --------     --------     -------     -------
PLAN EQUITY, END OF YEAR        $716,579    $371,032     $266,838     $40,958     $37,751
                                ========    ========     ========     =======     =======

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                     ITEM 9 (a)(3)
                                                     ANNUAL REPORT ON FORM 11-K


                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
               STATEMENTS OF EARNINGS AND CHANGES IN PLAN EQUITY
               -------------------------------------------------
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                             MARCH 31, 1993
                                          -----------------------------------------------------
                                                                  FIXED
                                          COMBINED     STOCK     INCOME     EQUITY      ESOP
                                           BALANCE     FUND       FUND       FUND       FUND
                                          ---------  ---------  ---------  ---------  ---------
INVESTMENT INCOME:

NET INVESTMENT INCOME FROM THE FMC
 CORPORATION
  SALARIED EMPLOYEES' MASTER TRUST
DIVIDENDS                                 $  1,738   $     --   $     --    $ 1,738    $    --
INTEREST                                    21,707      1,086     20,536         83          2
                                          --------   --------   --------    -------    -------
                                            23,445      1,086     20,536      1,821          2
REALIZED AND UNREALIZED
 GAINS (NOTE 4)                             20,161     14,811         --      3,551      1,799


CONTRIBUTIONS AND DEPOSITS:
  PARTICIPATING EMPLOYEES                   38,157     23,997     11,397      2,763         --
  FMC CORPORATION                           14,039     14,039         --         --         --
                                          --------   --------   --------    -------    -------

TOTAL ADDITIONS                             95,802     53,933     31,933      8,135      1,801

EMPLOYEE WITHDRAWALS FROM THE PLAN         (61,359)   (31,720)   (24,361)    (1,734)    (3,544)
FUND TRANSFERS                                  --     (6,459)     2,827      3,632         --
EXPENSES                                       (48)        (6)       (42)        --         --
                                          --------   --------   --------    -------    -------
TOTAL DEDUCTIONS                           (61,407)   (38,185)   (21,576)     1,898     (3,544)
                                          --------   --------   --------    -------    -------


NET INCREASE (DECREASE)                     34,395     15,748     10,357     10,033     (1,743)
PLAN EQUITY, BEGINNING OF YEAR             667,190    353,945    247,329     22,278     43,638
                                          --------   --------   --------    -------    -------
PLAN EQUITY, END OF YEAR                  $701,585   $369,693   $257,686    $32,311    $41,895
                                          ========   ========   ========    =======    =======


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                 ---------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                            MARCH 31, 1995 AND 1994
                            -----------------------

Note 1: Description of the Plan The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

A. General. The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States and employees covered by a collective bargaining agreement which does not provide for participation in the Plan). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions. Participants may currently elect to have their compensation reduced by up to $9,240, subject to adjustments to reflect changes in the cost of living, but not more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions of $9,240 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions of from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $9,240 limit on pre-tax contributions.

C. Trust Agreement. Prior to January 1, 1995, the Company and Harris Trust and Savings Bank (the Trustee) had established a trust (the Trust) for investment purposes as part of the Plan. Effective January 1, 1995, the Company and the Trustee established the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the Trust and of trusts associated with two other 401(k) plans of an affiliate of the Company. These three trusts participated in the Master Trust at March 31, 1995. Upon establishment of the Master Trust, the net assets of the Trust were transferred to the Master Trust.

D. Investment of Funds. Within the Master Trust, the Trustee has established a Stock Fund, a Fixed Income Fund, an Equity Fund and a Harsco Fund. Each of these funds, with the exception of the Harsco Fund, previously existed under the Trust, and an ESOP Fund also existed under the Trust. The Stock Fund consists of shares of the common stock of the Company. The ESOP Fund, which was merged into the Stock Fund effective July 1, 1994, consisted of shares of common stock of the company. The Fixed Income Fund consists of investments in contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. Effective April 1, 1991, the Fixed Income Fund is authorized to include (1) securities issued or guaranteed by the U.S. government, or any of its agencies or instrumentalities, and (2) pending investment in guaranteed income contracts or government securities, short-term, interest-bearing debt obligations. For the Plan year ended March 31, 1995, the guaranteed effective annual yield was approximately 7.59%. The Equity Fund consists of shares of mutual funds registered under the Investment Company Act of 1940. The Harsco Fund, established as a fund under the Master Trust in January, 1995, consists of common shares of Harsco Corporation, and was not available as an investment election to Plan participants, nor included in the investments in which the Plan's Trust had an interest for the year ended March 31, 1995.

All Company contributions to the Plan are invested by the Trustee in the Stock Fund and credited to the respective accounts of the employees participating in the Plan. All employees contributing to the Plan are entitled to elect to have the Trustee invest their contributions: (i) entirely in the Stock Fund, (ii) entirely in the Fixed Income Fund, (iii) entirely in the Equity Fund or (iv) in two or more of those funds in multiples of 25%. A participant's investment election may be changed prospectively for any Plan year. In addition, a participant who has attained age 55 may elect to have all or part (in multiples of 25%) of the accumulated balance of the participant's Stock, Fixed Income, and Equity Funds attributable to the participant's contributions transferred among those funds.

E. Vesting. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

F. Payment of Benefits. On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the value of his or her account. Participants age 55 or older or whose accounts are valued at not less than $3,500 may upon termination elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of the participant's employment, the unvested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

G. ESOP Provisions. Generally, any person who was employed by the Company at any time during a calendar year for which the Company made an ESOP contribution and who had completed one year of service is a participant. Pursuant to the repeal of the ESOP tax credit for compensation paid or accrued after December 31, 1986, by the Tax Reform Act of 1986, the Company discontinued contributions to the ESOP Fund (including contributions to the TRASOP which expired December 31, 1982). Effective November 1, 1988, the ESOP was spun off into a separate plan known as the "FMC Employees' Stock Plan"; however, the assets are included (through June 30, 1994) in the ESOP fund in the accompanying financial statements. Effective July 1, 1994, the FMC Employees' Stock Plan was merged into the Plan and all assets were transferred into the Stock Fund.

H. Expenses. The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

I. Withdrawals and Loans. The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000; the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Fixed Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of March 31, 1995 and 1994 were approximately $30 million and $28 million, respectively.

J. Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 2: Summary of Significant Accounting Policies The following are the significant accounting policies followed by the Plan and Master Trust:

A. Basis of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

B. Investments. Security transactions are recorded in the financial statements on a settlement date basis, which does not differ materially from a trade date basis.

C. Valuation of Investments. Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value.

D. Participants' Equity. For financial statement purposes, the cost per share of FMC Corporation common stock is stated at the price paid by the Trustee on a national securities exchange. In computing individual participants' equity for tax purposes, the cost per share of FMC Corporation common stock is determined by (i) the price paid by the Trustee on a national securities exchange or (ii) the price paid per share of FMC Corporation common stock reacquired from a withdrawing participant electing a cash withdrawal.

E. Basis of Allocation of Master Trust Net Assets and Net Income. The trusts participating in the Master Trust have an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retain an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage is adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end is used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month. At March 31, 1995, the Plan's (and its Trust's) interest in the net assets of the Master Trust was approximately 95%, which included investments in the following funds:


                 Stock Fund           $476,856
                 Fixed Income Fund     236,409
                 Equity Fund            42,249
                                      --------
                                      $755,514
                                      ========


Note 3: Interest in Master Trust The following table presents the fair value of investments for the Master Trust at March 31, 1995. All individual investments greater than 5% of Plan assets are separately identified:

                                  March 31, 1995
                                  --------------
INVESTMENTS AT:
---------------

Quoted Market Value
-------------------
FMC Common Stock                        $474,818
Other                                     26,136
                                        --------
                                         500,954

FNMA                                      49,754
                                        --------
                                         550,708

Estimated Market Value
----------------------
Mutual Funds                              44,465
Cash                                       9,719
                                        --------
                                          54,184

Contract Value
--------------
Fixed Rate Insurance Contracts           190,376
                                         -------

                                        $795,268
                                        ========

Investment income for the Master Trust is as follows for the three months ended March 31, 1995:

                                     March 31, 1995
                                     --------------
INVESTMENT INCOME:
-----------------

  Net appreciation (depreciation)
   in fair value of investments:
  FMC Corporation common stock              $19,361
  Harsco common stock                         1,761
  Mutual Funds                                4,002
                                            -------
                                             25,124

Interest                                      5,156
Dividends                                       228
                                            -------
                                           $ 30,508
                                            =======

Note 4: Investments The cost and market value of the Plan's investments are summarized below, with individual investments greater than 5% of Plan assets separately identified:

                                  March 31, 1994
                           -----------------------------
                            Number
                              of
                            Shares     Market     Cost
                           ---------  --------  --------
                                        (In Thousands)
                           -----------------------------
INVESTMENTS AT:
---------------

Quoted Market Value
-------------------
FMC Common Stock,          8,370,283  $397,588  $ 78,031
  FNMA 92.179                           37,416    38,454
  Other                                 10,805    10,937
                                      --------  --------
                                       445,809   127,422

Contract Value
-----------------------
  John Hancock GIC 5952                 50,868    50,868
  Other                                142,296   142,296
                                      --------  --------
                                       193,164   193,164

Estimated Market Value
----------------------
  Mutual Funds                          40,054    36,782
                                      --------  --------
                                        40,054    36,782
                                      --------  --------

                                      $679,027  $357,368
                                       =======   =======


During the years ended March 31, 1995, 1994 and 1993, the Plan's investments (including investments bought, sold and held during the years, and excluding Master Trust investments) appreciated (depreciated) in value as follows (in thousands):

                              Year Ended      Year Ended       Year Ended
                            March 31. 1995  March 31. 1994   March 31, 1993
                            --------------  ---------------  --------------

FMC Corp. common stock             $86,384        $ (9,367)         $16,610
Mutual Funds                           597          (2,430)           3,551
Interest in Master Trust                --              --               --
                                   -------        --------          -------
                                   $86,981        $(11,797)         $20,161
                                   =======        ========          =======


Note 5: Income Taxes The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related Master Trust (and, prior to that, the Trust) are exempt from tax under Section 501(a) of the Code. The Plan has been restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet received a new determination letter on the submitted restated document, the plan administrator is confident that the Plan meets the requirements of Section 401(a).

The Company receives a federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

Note 6: Deferred Income In October, 1992, the Plan terminated its fixed income fund contracts with Maccabees Insurance Company. As a result, the Plan received a market value adjustment for the contract of $408,000 which represents earnings that would have accrued to the Plan if the contract had been allowed to continue to its maturity date of March 31, 1994. This amount was recorded as deferred income to be allocated to participants on a monthly basis through March, 1994, and $279,000 and $129,000 was allocated during the years ended March 31, 1994 and 1993, respectively.

Note 7: Plan Merger On January 1, 1995, the Jetway Transition Savings Plan (Jetway Plan) was merged into the Plan and participants in the Jetway Plan became participants of the Plan. The net assets of the Jetway Plan of $304,319 were transferred into the Master Trust. The transfer of funds is included in Participating Employee Contributions in the Plan's Statement of Earnings and Changes in Plan Equity for the year ended March 31, 1995.


PAGE 1

EXHIBIT INDEX
                                                           PAGE NUMBER IN
NUMBER IN                                                  DOCUMENT NUMBERING
EXHIBIT TABLE         DESCRIPTION                          SYSTEMS
-------------         -----------                          -------
10.1                  FMC Employees' Thrift and            N/A
                      Stock Purchase Plan, as
                      revised and restated as of
                      April 1, 1991
                      (incorporated by reference
                      from Exhibit 10.3 to the
                      form SE filed on March 27,
                      1992).


10.2                  Amendments to the FMC                N/A
                      Employees' Thrift
                      and Stock Purchase Plan
                      through December 31, 1994
                      (incorporated by reference
                      from Exhibit 10.6 to the Form
                      10-K filed on March 29, 1995).

10.3                  FMC Corporation Salaried             2
                      Employees' Master Trust
                      Agreement effective January
                      1, 1995.


10.4                  Amendment to FMC                     20
                      Salaried Employees'
                      Master Trust dated April
                      20, 1995 and effective
                      January 1, 1995

24                    Consent of KPMG Peat Marwick         21
                      LLP


                                    Page 1